UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             SPACEHAB, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    846243103
                  --------------------------------------------
                                 (CUSIP Number)

                                  March 7, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 9 pages

CUSIP No.         846243103

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.       Plainfield Direct Inc.
         I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------

Number of             5.  Sole Voting Power               0
Shares Bene-      --------------------------------------------------------------
ficially owned
by Each               6.  Shared Voting Power             651,257
Reporting         --------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power          0
                  --------------------------------------------------------------

                      8.  Shared Dispositive Power        651,257
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person   651,257
--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)      4.75%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)       CO
--------------------------------------------------------------------------------

                                Page 2 of 9 pages

CUSIP No.         846243103

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.    Plainfield Special Situations Master Fund
                                       Limited
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization         Cayman Islands
--------------------------------------------------------------------------------

Number of             5.  Sole Voting Power               0
Shares Bene-      --------------------------------------------------------------
ficially owned
by Each               6.  Shared Voting Power             651,257
Reporting         --------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power          0
                  --------------------------------------------------------------

                      8.  Shared Dispositive Power        651,257
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person   651,257
--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)      4.75%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)       CO
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

CUSIP No.         846243103

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.       Plainfield Direct Master Fund Limited
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization         Cayman Islands
--------------------------------------------------------------------------------

Number of             5.  Sole Voting Power               0
Shares Bene-      --------------------------------------------------------------
ficially owned
by Each               6.  Shared Voting Power             651,257
Reporting         --------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power          0
                  --------------------------------------------------------------

                      8.  Shared Dispositive Power        651,257
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person   651,257
--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)      4.75%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)       CO
--------------------------------------------------------------------------------

                                Page 4 of 9 pages

CUSIP No.         846243103

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.       Plainfield Asset Management LLC
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------

Number of             5.  Sole Voting Power               0
Shares Bene-      --------------------------------------------------------------
ficially owned
by Each               6.  Shared Voting Power             651,257
Reporting         --------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power          0
                  --------------------------------------------------------------

                      8.  Shared Dispositive Power        651,257
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person   651,257
--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)      4.75%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)       IA, OO
--------------------------------------------------------------------------------

                                Page 5 of 9 pages

CUSIP No.         846243103

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.       Max Holmes
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization         United States
--------------------------------------------------------------------------------

Number of             5.  Sole Voting Power               0
Shares Bene-      --------------------------------------------------------------
ficially owned
by Each               6.  Shared Voting Power             651,257
Reporting         --------------------------------------------------------------
Person With:
                      7.  Sole Dispositive Power          0
                  --------------------------------------------------------------

                      8.  Shared Dispositive Power        651,257
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person   651,257
--------------------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)      4.75%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)       IN
--------------------------------------------------------------------------------

                                Page 6 of 9 pages

Item 1.
(a)   The name of the issuer is SPACEHAB, Incorporated (the "Issuer").
(b) The principal executive office of the Issuer is located at 12130 Highway 3, Building 1, Webster, Texas 77598-1504.

Item 2.
(a) This Amendment No. 1 to the Statement on Schedule 13G (the "Statement") is being filed jointly with the Securities Exchange Commission on February 1, 2008 (the "Schedule 13G") by the following persons (collectively, the "Reporting Persons"): (i) Plainfield Direct Inc., a Delaware corporation and successor-in-interest to Plainfield Direct LLC, a Delaware limited liability company ("Plainfield Direct"), (ii) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempt company ("Master Fund"), (iii) Plainfield Direct Master Fund Limited, a Cayman Islands exempt company ("Direct Master 2008 Fund"), (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Nothing in this Statement or the Schedule 13G shall be deemed an affirmation by the Reporting Persons of the existence of a "group." Except as provided in this Statement, all of the Items of the Schedule 13G remain unchanged.

(b) The Principal Business Office of the Reporting Persons is 55 Railroad Avenue, Greenwich, CT 06830.

(c) For citizenship information for the Reporting Persons see item 4 of the cover sheet of each Reporting Person.

(d) This Statement relates to the Common Stock, no par value (the "Common Stock") of the Issuer.

(e)   The CUSIP Number of the Common Stock of the Issuer is 846243103.

Item 3. If this Statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)   [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with
            Section 240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee benefit plan or endowment fund in accordance with
            Section 240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with
            Section 240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

Item 4.  Ownership.
The first paragraph of Item 4 of the Schedule 13G is amended in its entirety to read as follows:

See Items 5-9 and 11 on the cover page for each Reporting Person. The ownership listed on the cover page includes ownership by the Reporting Persons as of March 11, 2008 of 651,257 shares of Common Stock of the Issuer. The percentage ownership listed on the cover page has been calculated in accordance with
Section 240.13d-3(d)(1) and is based upon 13,707,296 shares of the Issuer's Common Stock outstanding on February 15, 2008 as reported in the Issuer's Proxy Statement filed on March 3, 2008.

                                   ----------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

                                Page 7 of 9 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following.   [X]

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a Statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. [ ]

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
If a parent holding company or control person has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                                                         [ ] EXHIBIT ATTACHED

Item 8.  Identification and Classification of Members of the Group
If a group has filed this Schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                         [ ] EXHIBIT ATTACHED

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 8 of 9 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 13, 2008

                                      PLAINFIELD DIRECT INC.

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Authorized Individual

                                      PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                      LIMITED

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Authorized Individual

                                      PLAINFIELD DIRECT MASTER FUND LIMITED

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Authorized Individual

                                      PLAINFIELD ASSET MANAGEMENT LLC

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Managing Director and General Counsel

                                      MAX HOLMES

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Attorney-in-Fact*

* Duly authorized pursuant to Power of Attorney, February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was filed as Exhibit A to the Schedule 13G filed by the Reporting Persons with respect to the Issuer on February 1, 2008 and is incorporated by reference herein.

                                Page 9 of 9 pages

                                                                       EXHIBIT A

               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a Statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, with respect to the Securities of SPACEHAB, Incorporated (the "Issuer") and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: March 13, 2008

                                      PLAINFIELD DIRECT INC.

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Authorized Individual

                                      PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                      LIMITED

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Authorized Individual

                                      PLAINFIELD DIRECT MASTER FUND LIMITED

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Authorized Individual

                                      PLAINFIELD ASSET MANAGEMENT LLC

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Managing Director and General Counsel

                                      MAX HOLMES

                                      By: /s/ Thomas X. Fritsch
                                          ----------------------------------
                                          Thomas X. Fritsch
                                          Attorney-in-Fact*

* Duly authorized pursuant to Power of Attorney, dated February 1, 2007 by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit A to the Schedule 13G filed by the Joint Filers with respect to the Issuer on February 1, 2008.